================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ____________________

                                  SCHEDULE 13D
                              ____________________


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)*



                            Cognitronics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   192432 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   Joseph A. Pignato, Chief Financial Officer
                             Prism Venture Partners
             100 Lowder Brook Drive, Suite 2500, Westwood, MA 02090
                                 (781) 302-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

                               Page 1 of 16 pages

===================                                          ===================
CUSIP NO. 192432102                   13D                    PAGE 2 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Robert C. Fleming
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,149,705 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,149,705 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,705 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 2 of 16 pages

===================                                          ===================
CUSIP NO. 192432102                   13D                    PAGE 3 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       John L. Brooks, III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,149,705 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,149,705 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,705 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 3 of 16 pages

===================                                          ===================
CUSIP NO. 192432102                   13D                    PAGE 4 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       William M. Seifert
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,149,705 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,149,705 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,705 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 4 of 16 pages

===================                                          ===================
CUSIP NO. 192432102                   13D                    PAGE 5 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Prism Venture Partners III, L.P.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,149,705 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,149,705 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,705 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 5 of 16 pages

===================                                          ===================
CUSIP NO. 192432102                   13D                    PAGE 6 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Prism Venture Partners III-A, L.P.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,149,705 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,149,705 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,705 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 6 of 16 pages

===================                                          ===================
CUSIP NO. 192432102                   13D                    PAGE 7 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Prism Investment Partners III, L.P.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,149,705 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,149,705 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,705 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 7 of 16 pages

===================                                          ===================
CUSIP NO. 192432102                   13D                    PAGE 8 OF 16 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Prism Venture Partners III, LLC
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,149,705 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,149,705 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,705 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
================================================================================

                               Page 8 of 16 pages

                                  Schedule 13D

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.20 per share, (the "Cognitronics Common Stock") of Cognitronics Corporation, a New York corporation ("Cognitronics"). The principal executive offices of Cognitronics are located at Three Corporate Drive, Danbury, Connecticut 06810.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by John L. Brooks, III ("Brooks"), Robert C. Fleming ("Fleming") and William M. Seifert ("Seifert"), (collectively, the "Managing Members"). Each of the Managing Members are individual members of Prism Venture Partners III, LLC ("PVP III LLC"), which is the sole general partner of Prism Investment Partners III, L.P. ("PIP III"), which is the sole general partner of Prism Venture Partners III, L.P. ("PVP III") and Prism Venture Partners III-A, L.P. ("PVP III-A", collectively with PVP III, the "Funds"). Brooks, Fleming, Seifert and the Funds are sometimes referred to collectively herein as (the "Reporting Person" or the "Reporting Persons").

         The address of the principal business office of Brooks, Fleming, Seifert, PVP III LLC, PIP III, and the Funds is Prism Venture Partners, 100 Lowder Brook Drive, Suite 2500, Westwood, Massachusetts 02090.

         The principal business of the Funds is to invest in and assist growth-oriented privately held businesses located principally in the United States. The principal business of PIP III is to act as the sole general partner of the Funds. The principal business of PVP III LLC is to act as the sole general partner of PIP III. The principal business of each of the managing members is to act as a manager of PVP III LLC and a number of affiliated partnerships with similar businesses.

         None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         PVP III LLC is a limited liability company organized under the laws of the State of Delaware. PIP III and the Funds are limited partnerships organized under the laws of the State of Delaware. Each of the Managing Members is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 18, 2005, Cognitronics completed a merger (the "Merger") with ThinkEngine Networks, Inc., a Delaware corporation ("ThinkEngine"). The Merger was completed pursuant to an Agreement and Plan of Merger, dated October 28, 2005 (the "Merger Agreement"), among Cognitronics, TN Acquisition Corporation, a New York corporation ("Newco") and ThinkEngine.
 Newco was merged with and into ThinkEngine, with ThinkEngine continuing as the surviving corporation and a wholly owned subsidiary of Cognitronics.

         In connection with the Merger, PVP III acquired 1,116,134 shares of Cognitronics Common Stock, a promissory note in the principal amount of $291,240.00 and cash in the amount of $754,973.12. PVP III-A acquired 33,571 shares of Cognitronics Common Stock, a promissory note in the principal amount of $8,760.00 and cash in the amount of $22,708.30. On the effective date of the Merger, the

                               Page 9 of 16 pages
average closing price of Cognitronics Common Stock was $2.760 per share as calculated based on the closing prices of Cognitronics Common Stock for ten days of trading ending on the third full trading day immediately prior to closing.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3 which is incorporated by reference herein.

         The Funds acquired Cognitronics Common Stock for investment purposes. In connection with such investment, the Reporting Persons acquired the right to designate a member of the Cognitronics board of directors. By means of such board membership and by virtue of its investment, the Reporting Persons may, from time to time, seek to influence the business, management and strategic direction of Cognitronics. Fleming is the person that will be designated as a member of Cognitronics board of directors; however, Fleming is not a board member at this time. Depending on market conditions, its continuing evaluation of the business and prospects of Cognitronics and other factors, the Reporting Persons may dispose of or acquire additional shares of Cognitronics. Except as described herein and in Item 6 below, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) PVP III is the record owner of 1,116,134 shares of Cognitronics Common Stock (the "PVP III Shares"). PVP III-A is the record owner of 33,571 shares of Cognitronics

                              Page 10 of 16 pages

              Common Stock (the "PVP III-A Shares", collectively with the PVP III Shares, the "Fund Shares").

              As the sole general partner of the Funds, PIP III may be deemed to own beneficially the Fund Shares.

              As the sole general partner of PIP III, PVP III LLC may be deemed to own beneficially the Fund Shares.

              As individual managing members of PVP III LLC, Brooks, Fleming and Seifert may be deemed to own beneficially the Fund Shares.

              Each Reporting Person disclaims beneficial ownership of all shares of Cognitronics Common Stock other than those shares which such person owns of record.

              The percentage of outstanding Cognitronics Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 6,905,411 shares of Cognitronics Common Stock outstanding, which is comprised of (1) the 5,751,403 shares reported to be outstanding as of September 30, 2005, as reported on Cognitronics most recent Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 14, 2005, (2) the 1,149,705 shares issued in connection with the Merger on November 18, 2005, and (3) 4,333 shares issued subsequent to the Merger.

         (b)  Regarding the number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:

                    0 shares for each Reporting Person.

              (ii)  shared power to vote or to direct the vote:

                    1,149,705 shares for each Reporting Person.

              (iii) sole power to dispose or to direct the disposition:

                    0 shares for each Reporting Person.

              (iv)  shared power to dispose or to direct the disposition:

                    1,149,705 shares for each Reporting Person.

         (c) Except as described in Item 3, there have not been any transactions in the shares of Cognitronics Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

         (d) Except as described in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Cognitronics Common Stock owned by the Funds.

         (e)  Not applicable.

                              Page 11 of 16 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements listed in Item 7, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of them and any other person with respect to any securities of Cognitronics, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS.

Exhibit 1    Agreement regarding the filing of joint Schedule 13D.
Exhibit 2    Power of Attorney regarding Schedule 13D filings.

























                              Page 12 of 16 pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 25, 2005



         *
---------------------------------
John L. Brooks, III


         *
---------------------------------
Robert C. Fleming


         *
---------------------------------
William M. Seifert


PRISM VENTURE PARTNERS III, L.P.

By:  Prism Investment Partners III, L.P.
      Its General Partner

      By:  Prism Venture Partners III, LLC
           Its General Partner



           By: /s/ Robert C. Fleming
               --------------------------------------
                 Robert C. Fleming, Managing Member


PRISM VENTURE PARTNERS III-A, L.P.

By:  Prism Investment Partners III, L.P.
      Its General Partner

      By:  Prism Venture Partners III, LLC
           Its General Partner



           By: /s/ Robert C. Fleming
               --------------------------------------
                 Robert C. Fleming, Managing Member

                               Page 13 of 16 pages

PRISM INVESTMENT PARTNERS III, L.P.

By:  Prism Venture Partners, LLC
      Its General Partner



      By: /s/ Robert C. Fleming
               --------------------------------------
          Robert C. Fleming, Managing Member



PRISM  VENTURE PARTNERS III, LLC



By: /s/ Robert C. Fleming
    -------------------------------------------------
     Robert C. Fleming, Managing Member





                                       */s/ Joseph A. Pignato
                                       -----------------------------------------
                                       Joseph A. Pignato
                                       As attorney-in-fact





                               Page 14 of 16 pages

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Cognitronics Corporation.

         EXECUTED this 25th day of November, 2005.




         *
---------------------------------
John L. Brooks, III


         *
---------------------------------
Robert C. Fleming


         *
---------------------------------
William M. Seifert





                                       */s/ Joseph A. Pignato
                                       -----------------------------------------
                                       Joseph A. Pignato
                                       As attorney-in-fact



This Schedule 13D was executed by Joseph A. Pignato on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Cognitronics Corporation and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 2.

                               Page 15 of 16 pages

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dina M. Ciarimboli and Joseph A. Pignato, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself/herself as an individual or in his/her capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his/her substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of November, 2005.


                                       /s/ John L. Brooks
                                       -----------------------------------------
                                       John L. Brooks


                                       /s/ Robert C. Fleming
                                       -----------------------------------------
                                       Robert C. Fleming


                                       /s/ William M. Siefert
                                       -----------------------------------------
                                       William M. Siefert






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